CONFIDENTIAL TREATMENT REQUESTED

BY E2OPEN, INC.: EOPN-0002

June 29, 2012

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”. THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Christine Davis, Assistant Chief Accountant
Morgan Youngwood, Staff Accountant
Maryse Mills-Apenteng, Special Counsel
Jan Woo, Staff Attorney

Re:	E2open, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 7, 2012
File No. 333-179558

Ladies and Gentlemen:

On behalf of E2open, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 25, 2012, relating to the Company’s Registration Statement on Form S-1 (File No. 333-179558) filed with the Commission on February 17, 2012 (the “Registration Statement”) and amended on May 4, 2012 (“Amendment No. 1”) and June 6, 2012 (“Amendment No. 2”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in

Securities and Exchange Commission June 29, 2012 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY E2OPEN, INC.

connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), and for the convenience of the Staff, we are providing the Staff by overnight delivery physical copies of this letter and marked copies of Amendment No. 3 (against Amendment No. 2 filed on June 6, 2012).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Except as otherwise specifically indicated, pages referenced herein correspond to the pages of Amendment No. 3.

Business

Our Customers, page 94

1.	We note your response to prior comment 9 regarding the agreements with your two largest customers in 2011. The terms of your material contracts should be discussed in your filing and your response supports the view that the contract with RIM, which generated approximately 12% of your revenues in fiscal year 2011, is a material contract. In the same vein, it appears that you should provide a discussion of the material terms of the agreement with Vodafone, a customer that accounted for approximately 15% of your revenues in fiscal year 2012. Please amend your filing to provide a brief description of the material terms of both the RIM and Vodafone contracts, including, but not limited to, the term of each contract and the rights and obligations of the parties under the contract.

In response to the Staff’s comment, the Company has included a description of the material terms of its agreements with RIM and Vodafone on page 99 of Amendment No. 3, other than pricing provisions and [***], which provisions are deemed by the Company to be highly sensitive, confidential information that could harm the Company’s business if publicly disclosed. The Company respectfully advises the Staff that the Company continues to maintain that its agreements with RIM and Vodafone are not material agreements, and that it is not substantially dependent on such agreements, but is striving to be as fully responsive to the Staff’s comment without doing irreparable harm to the Company in terms of its competitiveness and future customer interactions.

* * * *

Securities and Exchange Commission June 29, 2012 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY E2OPEN, INC.

In addition to the changes made in Amendment No. 3 as noted above, Amendment No. 3 also reflects the effects of a one-for-35 reverse stock split, which occurred on June 29, 2012. Amendment No. 3 also contains updated market information as well as new market information for supply chain management solutions referenced on pages 2 and 87. The Company will supplementally provide the Staff under separate cover the Gartner, Inc. reports titled Forecast: Enterprise Software Markets, Worldwide, 2011-2016, 2Q12 Update (C. Graham, et al, June 2012) and Forecast: Public Cloud Services, Worldwide, 2010-2016, 2Q12 Update (E. Anderson, et al, June 2012), with the updated and new market data marked and highlighted.

Please direct any questions or comments regarding the Company’s responses or Amendment No. 3 to me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Aaron J. Alter Aaron J. Alter

Enclosures

cc (w/encl.):	Mark E. Woodward
Peter J. Maloney
E2open, Inc.

Larry W. Sonsini, Esq.
Jennifer Knapp, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Esq.
Christopher J. Austin, Esq.
Goodwin Procter LLP